Exhibit 99.2

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2009
PREPARED AS OF FEBRUARY 17, 2010

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the fiscal year ending October 31, 2009 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal year ending October 31, 2009 and 2008 which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Other than financial statement data for the years ended October 31, 2009 and 2008, which are audited, all financial analysis, data and information set out in this MD&A are unaudited. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable Canadian securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers etc. A variety of inherent risks, uncertainties and factors, many of which are beyond the Company’s control, affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by numerous factors beyond the Company's control: the existence of present and possible future government regulation, the significant and increasing competition that exists in the Company's business sector, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of additional risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FISCAL YEAR ENDING OCTOBER 31, 2009
PREPARED AS OF FEBRUARY 17, 2010
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:

1.	Corporate Overview
2.	Highlights - Fiscal Year Ended October 31, 2009

a.	Business developments
b.	Key contractual arrangements
c.	Financing
d.	Other developments
e.	Sarbanes Oxley
f.	Management and Board of Directors

3.	Going Concern
4.	Select Financial Information and Disclosures

a.	Financial Position at October 31, 2009
b.	Discussion of Operating Results
c.	Unaudited Quarterly Financial Information

5.	Liquidity and Capital Resources
6.	Risks and Uncertainties Overview
7.	Critical Accounting Policies
8.	Recent Canadian Accounting Policies Not Yet Adopted
9.	Financial Instruments
10.	Commitments and Contingencies
11.	Disclosure Controls
12.	Off Balance Sheet Arrangements
13.	Related Party Transactions
14.	Share Capital
15.	Management and Board of Directors
16.	Subsequent Events

Refer also to attached Tables 1-4 and Appendix 1 as supplementary information.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FISCAL YEAR ENDING OCTOBER 31, 2009
PREPARED AS OF FEBRUARY 17, 2010

1. CORPORATE OVERVEW

Micromem Technologies Inc. (“Micromem” or “the Company”) is a development stage company that has developed proprietary MRAM technology for both memory and sensor applications. The Company’s shares are traded on the NASDAQ over the counter Bulletin Board (OTCBB) under the symbol MMTIF. In 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. (“MAST”) for the purpose of moving forward with the commercialization of its technology.

The Company has committed significant efforts to furthering its research and development (“R&D”) with respect to its MRAM technology. These research initiatives took a number of directions over the years and all of the R&D efforts were ultimately centralized at the University of Toronto (“UofT”) by 2003. Over the next several years, Micromem invested in a research program at the University of Toronto which program also was funded in part by the Ontario Government through the Ontario Centres of Excellence funding program.

By 2004, the research efforts had progressed sufficiently to allow the Company to take the next step which was to engage a full-time Chief Technology Officer (“CTO”). By early 2005, the Company had entered into a management contract with a U.S.-based CTO whose mandate was to coordinate all elements of the Company’s go forward research and to begin to explore strategic partnerships with larger companies who had begun to express preliminary interest in the Company’s MRAM memory applications.

By 2007, the Company had determined that it was ready for the next step in its development path, being the exporting of the UofT technology initiatives into an industrial foundry setting to determine the scalability of the technology and the likelihood of developing a consistent working prototype that captured the Company’s patented technology for industrial applications.

It was at this point that the Company incorporated MAST and appointed Steven Van Fleet, a long-time director of the Company, to serve as President of MAST and to lead the Company’s commercialization efforts thereafter. Concurrently, the Company engaged Henry Dreifus and his company, Dreifus Associates Limited, Inc. to help the Company further develop these initiatives and to identify potential market opportunities for immediate application.

The developments between July 2007 and June 2008 were considerable. The Company determined that the performance characteristics of its sensor technology were such that the Company could pursue higher, value added commercial applications. Work was commenced in a California-based foundry, GCS Inc. and later in a second foundry operated by BAE Limited in Nashua, New Hampshire.

The Company embarked on multiple discussions with potential strategic development partners by early 2008 and a number of these discussions materialized into ongoing negotiations and in several cases, the execution of development agreements with these partners.

The Company stepped up its activities in two other areas at the same time as follows:

(a)

It expanded its intellectual property filings in cooperation with its U.S.-based counsel, Morgan Lewis. Over time, the Company has developed what it describes below as several generations of intellectual property in its patent portfolio.

(b)

The Company has continued to raise capital to support its R&D initiatives, to support its IP portfolio and to maintain its status as a compliant public reporting entity. It has secured financing through a series of Unit private placements and through the exercise of stock options by officers, directors, employees and consultants to whom it has awarded options, typically on an annual basis. The total funding raised through these initiatives between 2005 and 2009 is approximately $15 million.

In the fiscal year ended 2009, the Company made important advances with a number of strategic development partners whom it had engaged. The notable developments include the Company’s dealings with BAE Limited, Unotron Inc., NEMT Inc. and LifeMed Technologies Inc., all of which are discussed further below. Additionally, the Company has developed a “pipeline” of other initiatives that it is pursuing and it has made specific strides in the development of sensor technology for several industrial vertical applications, including sensors for the oil and the mining sectors.

Significantly, in 2009, and a result of these advances, the Company has determined that its continuing activities related to the development of its memory and sensor technology meet the deferral criteria to capitalize these development costs. Accordingly, these costs have been capitalized and are reported in our balance sheet at October 31, 2009. The total deferred development costs which have been capitalized are $2,000,611 (2008: nil) and include directly related consulting fees, materials and third party costs. No amortization has been taken to date.

At October 31, 2009, the Company remains pre-revenue status but, through the initiatives referred to above, it anticipates that it will begin to realize revenues from license fees, royalties and product sales in the 2010 calendar year.

The Company reports a substantial cumulative deficit at October 31, 2009 of $71.117 million. It is illustrative to break down the components of this deficit which include a substantial non-cash element attributable to the Black Scholes measurement of stock options. Equally, in management’s view, it is appropriate to isolate the initial years prior to the commencement of activity at the University of Toronto and the subsequent developments thereafter as described above. This analysis is presented below:

	1999-2003	2004-2009	Total
	$000	$000	$000
Research, Professional and
consulting fees and other	$8,899	$9,401	$18,300
Salaries	9,337	1,528	10,865
Royalty write-off	10,000	-	10,000
Administration related	4,234	3,603	7,837
Non-cash costs reported associated with Black Scholes pricing model	15,700	8,415	24,115
Cummulative deficit	$48,170	$22,947	$71,117

The Company has been supported over the last several years by a number of third party contractors who have contributed to the progress that the Company has made. Initially it engaged a design and engineering firm in California to provide assistance between 2006 and 2008. It has engaged other technology design/development companies since then for specific projects and applications. Additionally, the Company has engaged the services of several investor relations and public relation firms to provide assistance in the management and communication of the Company’s disclosures and in the maintenance of its website.

The Company has been active and compliant from a governance standpoint through October 31, 2009. It successfully dealt with a challenge from the Company’s ex-CTO who filed a whistleblower grievance in February 2008; this case was dismissed by the regulators in October 2008 and the CTO filed a full retraction of the claim that she initially filed against the Company. The Company has an established Audit Committee, a Compensation Committee and a Disclosure Committee. The Audit and Disclosure Committees also have primary responsibility for general governance-related matters. The Company has operated an ad hoc Technical Advisory Committee from mid-2007 through first quarter 2009 as an overseer on the multiple technology development initiatives and strategic discussions that it was engaged in with partners during that time period.

The Company maintains a small senior management team and several support staff. It has outsourced virtually all of its development initiatives which have been organized, defined and led by Steven Van Fleet.

The Company’s vision and business strategy going forward, as articulated below, position it well to capitalize on the market opportunities that it has and continues to identify. The Company’s challenge remains to continue to secure sufficient capital to finance all of its initiatives and its operations while it develops revenue applications and opportunities from all of its current discussions. From a financial reporting standpoint, the Company continues to report its financial statements with a going concern disclosure. The Company has a substantial pool of available loss carry forwards to be applied against potential future taxable income and the benefit of these potential tax-related assets are not recognized in the Company’s accounts at October 31, 2009.

Company Vision:

To leverage our sensor technology through strategic partnerships aimed at development of products that represent a significant revenue stream to Micromem. Focus on creating strategic relationships that represent licensing and professional services revenue.

Continue to exploit our market position in the emerging universal memory market by continuing to develop our memory and license new and innovative memory technology that address MRAM requirements in the larger pervasive memory market.

Business Strategy:

The Company’s business strategy as it heads into 2010 is multipronged as follows:

(a)	It will continue to raise capital as required in order to support its initiatives.

(b)	It will continue to outsource the technology development initiatives to third party experts.

(c)	It will continue to outsource its manufacturing for customer opportunities both in the United States and abroad.

(d)

It will continue to partner with developing companies who are prepared to work with the Company to test our product applications, integrate our technology with their products and jointly develop new applications under development agreements.

(e)	The Company will continue to maintain an aggressive patent and IP strategy.

(f)	The Company’s objective is to achieve revenues and pursue partnerships where new products will be developed and marketed that incorporate our sensors.

(g)	Establish a licensing arrangement with an emerging MRAM patented technology and drive the productization through foundry partners.

2. HIGHLIGHTS – FISCAL YEAR ENDED OCTOBER 31, 2009

The Company was active on a number of fronts as detailed below:

a)	Business Developments:

A synopsis of our key activities in fiscal 2009 by significant strategic partner is as follow:

i)	BAE Systems:

In 2009 Micromem and BAE Systems successfully completed the manufacturing of a multi-bit array structure of our memory. The work was completed in BAE’s Department of Defense (“DOD”) trusted GaAs foundry in Nashua NH. Micromem submitted the multi-bit array structure in a reticle design format to BAE who manufactured the memory using their proprietary high mobility epi layer and their standard foundry processes. The magnetic processing steps required in the manufacture of our memory were subcontracted to west coast specialty manufacturers. Memory testing was completed by a certified third party company.

Micromem and BAE Systems were successful in creating a fully functioning mult-bit MRAM cell. Our going forward strategy is to license the memory patent portfolio to clients that have specific end user requirements that require low power, high temperature radiation hardened memory.

BAE Systems tested and validated the high sensitivity of our magnetic sensor. Our going forward strategy is to perform joint business development with BAE Systems to the DOD and to aggregate the government’s interest in our technology. Once aggregated BAE Systems and Micromem will enter into a licensing agreement whereby the technology will be transferred to BAE Systems for the integration into their product portfolio.

ii)	Unotron Inc.:

Unotron Inc. and Micromem entered into a formal Manufacturing Agreement in 2009 that requires Micromem to develop a magnetic sensor based keyboard substrate that is to be integrated into Unotron’s waterproof and washable keyboards. These keyboards can be placed within a commercial dishwasher to prevent diseases from being transmitted on the keyboard.

In 2009 Micromem designed, manufactured, tested and delivered the initial volume of keyboard substrates to Unotron in Hong Kong. The keyboard are being tested and submitted for FCC/CE certification. The going forward strategy is to begin routine manufacturing of the keyboard substrates in 2010.

iii)	LifeMed Technologies Inc. (LMTI):

In 2009 Micromem executed a Manufacturing Agreement and received a $30 million purchase order from LMTI. Micromem is contracted to design, manufacture prototypes, submit and obtain FDA 510(K) approval and manufacture a medical device that incorporated Micromem’s magnetic sensors. The medical device is designed to provide early detection of abnormalities in women’s breasts. This adjunct device is cost effective, easy to use and directed at providing a simple home test for early breast cancer indication.

The prototype product has been designed and fully tested. The FDA 510(K) process has begun. Micromem has engaged King and Spaulding in Washington DC as our FDA attorney. Micromem has contracted with a medical doctor in NYC who has experience in running clinical trials in the breast cancer detection area.

Our go forward strategy in 2010, pending FDA approval of our product, is to begin routine manufacturing for LMTI. It is anticipated that LMTI will begin to take product from Micromen in 2010.

iv)	NEMT:

In 2009 Micromem and NEMT entered into a formal Manufacturing Agreement to develop a magnetic device capable of detecting small changes in the earth’s magnetic signature. NEMT plan is to use this for aerial exploration in the Bearing Sea for oil and gas reserves. The prototype device was designed and built and tested in the field by NEMT. In late 2009 NEMT discovered two oil reserves in 400 meters of water using this prototype.

The going forward strategy is to deliver the final product in Q210 to NEMT who will use the device to fulfill an exploration contract they were awarded last year. Upon successful extended operation, a licensing and sales partner agreement will be put in place.

v)	New Sensor Applications Under Development:

a)	Mining Sensor:

In 2009 Micromem completed the research and development and prototype manufacturing of an on-site mining core sample instrument. This instrument is designed to quickly evaluate at the mine site the mineral constituents in the core. This device is not intended to replace the third party assay analysis of the core samples but it does provide a rapid and accurate assessment of the presence of specific minerals and compounds in the core sample. The design incorporates an array of Micromem’s magnetic sensors and have been fully tested against prior assayed core samples from several mining operations. Micromem has submitted multiple patents on this innovative use of magnetic technology.

Our going forward strategy is to negotiate a licensing arrangement with a partner who will direct the commercialization of the product and who will develop the marketing and sales channel for this product.

b)	Oil Sensor:

In 2009 Micromem completed the prototype manufacturing of our vehicle oil sensor. The sensor is designed for either in line application or as a ring sensor between the engine block and the oil filter of a vehicle. The sensor is designed to provide real time indication of the health of the oil. There are four sensors in the oil filter that measure flow, viscosity, temperature and magnetic signature. These four sensors are integrated into a health metric that accurately indicates the degradation of the oil as a function of how the vehicle is operated.

Micromem engaged an industry consultant in 2009 to provide assistance in this sector. Micromem has completed several discussions with vehicle manufacturers to insure that we have a complete understanding of the requirements for the sensor.

Our going forward strategy for 2010 is to have the sensor tested by a third party certified testing firm under specific conditions. We plan to license the technology to a key partner in 2010.

b)	Key Contractual Arrangements:

During 2009, we engaged the following companies to provide services as outlined below as part of the Company’s overall development strategy:

Dreifus Associates Limited:

Dreifus and Associates was extensively engaged during 2009 to provide detailed product design and prototype manufacturing and testing. In addition DAL were contracted to prepare provisional patent documentation on our behalf to Morgan Lewis, our patent attorneys.

Nano Opto:

Nana Opto were contracted to add a concentrator to our magnetic hall sensor. This will extend the sensitivity as required in some of our planned medical and exploration opportunities. Nano Opto utilizes Atomic Layer Deposition (ALD) that allows Micromem to create unique concentrator structures that maximize our ability to measure very weak magnetic fields. In 2009 the initial design was completed by Nano Opto. Wafers from GCS were shipped to Nano Opto which included our standard magnetic sensor. Nano Opto will in early 2010 integrate the concentrator with the GCS wafers for the final product.

Soligie Inc.:

Micromem selected Soligie as a rapid application development partner on the Unotron contract. Soligie’s expertise is in printing fundamental electronic components such as resistors. Soligie was contracted to manufacture the first contracted volume of keyboards for test by Unotron. They have integrated our hall sensors onto their printed substrate.

Global Communications Services (GCS):

GCS continued to be an excellent foundry partner in 2009. Now that our hall sensor is fully productized, GCS is following routine fast processing of our product through their facility with 99.97% yield.

BAE:

In 2009 BAE Systems in Nashua NH completed manufacturing and testing of our multibit MRAM array.

c)	Financing:

To support its initiatives as described above, the Company has actively raised additional equity financing during the past two fiscal years as follows:

Fiscal year-end at October 31, 2008:	$5.484 million.
Fiscal year-end at October 31, 2009:	$4.185 million
$9.669 million

The financings that the Company has completed have largely consisted of Unit private placements whereby the Company has issued a common share and an attached common share purchase warrant. Typically these warrants have a term of 12 months from issue date. Until October 31, 2008, the Company accounted for such Units by assigning 100% of the proceeds from the Unit private placement to the common shares and a nil value to the attached warrants. Commencing in the fiscal year ended October 31, 2009, the Company changed the estimates that it used to value the common shares and the warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned a value to the warrants which form part of these Unit private placements, calculated in accordance with the Black Scholes option-pricing model.

Included in the total financing raised above are proceeds from the exercise of stock options by officers, directors, employees and consultants totalling $992,000 in 2009 and $1,010,000 in 2008. Additionally, in the above totals, the Company reports proceeds from the exercise of common share purchase warrants for cash totalling $234,000 in 2009 and $1.494 million in 2008.

Subsequent to October 31, 2009, through to the report date of this MD&A document, the Company has successfully raised an additional $1,243,045 from the issuance of Unit private placements. The Company continues to attempt to raise financing through these initiatives as it moves forward.

d)	Intellectual Property:

The Company has continued to invest in its intellectual property portfolio and in 2009, it has capitalized approximately $152,000 relating to this initiative (in 2008, $253,000 of these costs were expensed). The patent portfolio can be generally described and categorized as four “generations” of patent technology:

i)

The “Lienau” patents which relate to the initial technology that the Company developed in the period from 1999 to 2002. There were a significant number of patents filed, primarily in the United States, and dealing with predecessor technology. The Company has maintained the specific filings required with respect to this suite of patents to date, although its technology has moved in a different direction since 2003 and the commercialization initiatives that are now being pursued are not based on this earliest generation of patents. The Company continues to evaluate its options with respect to this component of its intellectual property portfolio.

ii)

The “University of Toronto” patents: a number of filings were generated during the period of time that the Company coordinated all of its research initiatives at the University of Toronto between 2003 and 2005.

iii)

The “Kuper/Imai” patent filings which were developed during the period of time that Cynthia Kuper served as the Company’s Chief Technology Officer between 2005 – 2007, working in conjunction with a strategic engineering and design firm based in California.

iv)

The “DAL” patents: which have been developed through the Company’s association and dealings with Henry Dreifus and his company, DAL Associates. This portfolio of patents represents the Company’s most recent initiatives in the IP area.

The Company continues to maintain and expand its IP portfolio as described in (b), (c) and (d) above and regards each of these filings as core to the Company’s go forward development and commercialization efforts. The patent activity over the past two years has been led by Steven Van Fleet in his capacity as an officer and as a director of the Company and as President of MAST, working in conjunction with Morgan Lewis, our patent attorneys.

e)	Sarbanes Oxley:

The Company qualified as an accelerated filer for SOX reporting purposes during the fiscal year ended October 31, 2008. Accordingly, it conducted its initial audit of its internal controls and procedures for the fiscal year then ended. In the report that it issued for the year ended, October 31, 2008 three material weaknesses were cited as part of its SOX 404 filings and these comments were incorporated into its 20F documentation filed at that time.

In the 2009 fiscal year we devoted more internal resources to the measurement and assessment of our internal accounting controls. We identified one of our senior accounting staff to organize this initiative and provided certain training to assist that individual with her responsibilities. This exercise was supervised by our Chief Financial Officer and our Audit Committee.

In Appendix 1 we have presented the commentary that we have included in our 20-F report filed with the SEC in accordance with the Sarbanes Oxley legislation. In summary, we have achieved improvements in our internal control procedures during the 2009 fiscal year. The Company identified a material weakness in certain of its procedures to effect the timely and complete close of its year-end financial statements. A series of journal entries over the course of the audit were posted to finalize the financial statements. We have adapted procedures to remedy this material weakness in 2010.

We designed our testing to assess all perceived higher risk areas and completed our testing of the internal controls and procedures in all of these areas over a 5 month period through September 2009.

6. Management and Board of Directors:

There were no changes to the senior management during 2009. The senior team consists of Joseph Fuda as President of Micromem, Steven Van Fleet as President of MAST and Dan Amadori as Chief Financial Officer. Jason Baun fulfills the role of Chief Information Officer for the Company with primary responsibility for compliance and disclosure-related matters. In this regard, Jason Baun works closely with outside firms – in 2009 we engaged the Investor Relations Group (IRG), a New York City-based investor relations firm for a 12 month period through September 2009 and we continue to work with CPR Communications, a New Jersey-based investor/public relations firm. The total cost associated with these outside services including cash and share consideration provided was $393,000 in 2009 ($112,000 in 2008).

The Board of Directors remained intact in 2009 with the exception of Henry Dreifus who stepped down as a director at the June 2009 Annual General Meeting. Henry Dreifus was originally appointed to the Board of Directors in March 2008 after providing consulting services to the Company for the preceding six months. The role that Mr. Dreifus was commissioned to completed was of a short-term nature, that being of an advisor to the Company as its development and commercialization initiatives emerged. DAL Associates, a company controlled by Henry Dreifus, has provided significant services to the Company for the past several years and this relationship continues currently.

In 2009, the Company awarded a total of 1.345 million common stock options to officers, directors and employees. These options have a term of 5 years and a strike price of $1 per share. In 2008, the Company issued a total of 2 million stock options at an average price of $1.39 per share. The Company reports the stock compensation expense associated with these option grants calculated in accordance with the Black Scholes option-pricing model. The non-cash expense in 2009 was $1.952 million, the comparable expense in 2008 was $1.04 million. All of the stock option awards are approved by the Company’s Compensation Committee which is comprised strictly of independent directors.

In 2004, the Company entered into a five year consulting contract with the Chairman of the Company which expired in October 2009. This contract stipulated a base annual amount of $150,000 Canadian funds ($138,645 U.S. at year-end exchange rates). Additionally, the contract provided for incentive compensation tied to the Company’s annual performance. In 2009, no incentive compensation was paid under the terms of the contract (2008: $416,171). The Compensation Committee and the Board of Directors has extended the contract with the Company Chairman for an additional year through December 31, 2010.

3. GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Certain principal conditions and events are prevalent which indicate that there is doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. The Company has incurred substantial recurring losses to date and it reports a working capital deficiency at October 31, 2009.

The Company continues to pursue its development initiatives in order to develop its technologies for commercial applications and continues to raise financing for operations.

It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date the Company has raised financing through successive Unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic term loans.

In the 2010 fiscal year, the Company anticipates that (i) it will realize initial revenues from commercialization efforts with current strategic development partners, (ii) it will monitor the timing of incurring additional expenses in keeping with its ongoing working capital position, and (iii) it will continue to secure financing in the same manner in which it has raised financing to date.

The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

4. SELECT FINANCIAL INFORMATION AND DISCLOSURES

(a) Financial Position at October 31, 2009:

The following table sets out select financial information for the three most recently completed financial year-ends prepared in accordance with Canadian general accepted accounting principles:

	Year ended October	Year ended October	Year ended October
Audited	31, 2009	31, 2008	31, 2007
	$000	$000	$000
Interest and other income	88,047	11,762	2,586
Total expenses	4,398,986	5,428,487	2,813,964
Net loss	(4,310,939)	(5,416,725)	(2,811,378)
Loss per share and diluted loss per share	(0.05)	(0.07)	(0.04)
Weighted average number of shares outstanding	86,400,439	78,012,115	70,685,153
Total assets	2,562,479	630,467	329,232
Cash and cash equivalents	106,110	475,235	224,575
Shareholders' equity (deficit)	1,522,839	(331,758)	(1,531,855)

The loss reported at October 31, 2009 was $ 4.311 million including the non-cash cost of stock options granted/vested during the year of $1.952 million (2008 loss of $5.4 million with non-cash stock options cost of $1.04 million).

To finance our operating loss in 2009, we raised $4.185 million through the issuance of common shares through Unit private placements and through the exercise of common share purchase warrants and stock options.

At October 31, 2009 the Company has:

a)	10,022,199 stock options outstanding which expire, if unexercised, between 2010- 2014. If fully exercised, the Company would realize approximately $9.0 million of proceeds; and,

b)	3,416,866 common share purchase warrants which expire throughout 2010 if unexercised. If fully exercised, the Company would realize approximately $2.8 million of proceeds.

Refer also to Tables 1 and 2 which are appended to this MD&A. Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2007-2009 and for the related quarterly information through October 31, 2009. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2007-2009 and the related quarterly information through October 31, 2009.

(b) Discussion of Operating Results

The following table summarizes the Company’s operating results for the years ended October 31, 2009, 2008, 2007.

	Years ended October 31,
	2009	2008	2007
	$000	$000	$000
Interest and other income	88	12	3
General and administration	937	604	223
Professional fees and salaries	1,289	2,264	1,363
Stock-based compensation	1,952	1,041	269
Research	13	1,064	682
Travel and entertainment	224	399	141
Foreign exchange (gain) loss	(28)	52	136
Amortization	11	5	-
Total expenses	4,399	5,429	2,814
Net loss for the year	(4,311)	(5,417)	(2,811)
Loss per share	(0.05)	(0.07)	(0.04)

Revenue: The Company remains in pre-revenue mode at October 31, 2009. It reports interest and other income of $88,047 in 2009 (2008: $11,762 interest income) consisting of $11,382 of interest income and $76,665 of recoveries of tax credits under the Scientific Research and Experimental Development tax program; it successfully raised additional financing in 2009 and earned interest income on temporarily available excess cash on hand during the year.

General and administrative expenses compare as follows ($000):

		2009	2008	2007
1)	Investor relations	279	78	-
2)	AGM expense	58	76	69
3)	Reserve, doubtful accounts	49	88	-
4)	Shareholder information	24	55	31
5)	Telephone	21	45	28
6)	Insurance	53	48	42
7)	Rent	17	32	20
8)	Exchange loss	34	33	(30)
9)	MAST	323	31	-
10)	All others	79	118	63
		937	604	223

The Company engaged Investor Relations Group (“IRG”) of New York in September 2008 to provide investor relations services to the Company. We were committed to monthly payments of $13,500 plus 25,000 common shares per month. In May 2009 the contract was renegotiated to payments of $7,500 and 12,500 common shares per month under this one year contract. The Contract expired in September 2009.

The Company has rebilled certain related companies who share office space with it and which have certain common officers and directors. At October 31, 2009 the Company has reserved the outstanding accounts receivable less any amounts collected subsequent to year end with certain of these parties given uncertainty of collection.

In 2009 the activity in MAST increased significantly. The major components of the MAST G&A expenses as reported include market research ($140,000) investor relations ($112,000) and travel expenses ($66,000).

Professional, Other Fees and Salaries compare as follows ($000):

		2009	2008	2007
1)	Audit and related services	139	134	95
2)	Legal - patent	-	253	201
3)	Legal - other	126	287	45
4)	Salaries and benefits	444	242	111
5)	Management fees	444	794	791
6)	Accounting - SOX related	-	65	-
7)	DAL	77	300	46
8)	President, MAST	58	138	33
9)	Other	2	50	40
		1,290	2,263	1,362
10)	Stock compensation expense	1,951	1,041	269
		3,241	3,304	1,631

We incurred $127,000 of legal costs related to other than patents in 2009, relating to our periodic annual filings and our listing on CNSX which was initiated and completed during the year. In 2008, we had additional costs associated with the claim which was filed by our ex-CTO alleging SOX violations – as has been previously reported, we contested this claim and the regulators dismissed the claim and our ex-CTO filed a full retraction of her claim. Nonetheless, the legal costs associated with this process exceeded $100,000.

Salaries were increased in June 2008 for several employees. There was less rebilling of common salary costs to other related companies in 2008 and 2009.

Management fees expense in 2009 relates principally to our President, our CFO and our Chairman. Refer also to the disclosures on management compensation in Section 8 of this report. In 2008, the Chairman received $416,000 of incentive-based compensation in accordance with the terms of his contract, there was no such expense in 2009.

We did not incur any third party costs with respect to the completion of our Sarbanes Oxley audit-related work in 2009. This task was administered on an in-house basis in 2009 whereas in 2008 we incurred approximately $80,000 of expense pertaining to third party costs associated with this work.

DAL is a consulting firm owned by a former Company director, Henry Dreifus, who provided services to the Company commencing in late 2007 and continuing through 2009.

We signed a 3 year contract with the President of MAST Inc. our wholly-owned subsidiary, in mid 2008 at a base annual amount of $204,000.

Stock compensation expense is measured as the Black Scholes non-cash cost of options granted in the respective years.

Research expenses compare as follows ($000):

		2009	2008	2007
1)	University of Toronto	-	(75)	267
2)	Strategic Solutions	-	729	301
3)	BAE	13	370	-
4)	GCS	-	192	14
5)	President, MAST	-	30	5
8)	Other	-	(183)	95
		13	1,063	682

In 2009, as discussed above, the Company capitalized the development expenses which it incurred; prior to 2009, all of these expenditures were reported in the statement of operations. The significant research and development expenditures incurred in 2009 included Strategic Solutions, $184,000; BAE, $428,000; GCS, $305,000; NanoOpto, $405,000; DAL and Associates, $351,000; all other $131,000 for a total expenditure of $1,804,000.

In 2008 the Company paid $38,952 in fees to Professor Harry Ruda, our Chief Research Scientist at the University of Toronto, who was on a $5,000 ($CDN) monthly retainer until it was terminated in June 2008. The Company reported accounts payable and accrued liabilities of $286,430 (CDN) at October 31, 2007 as payable to the University of Toronto; this obligation was settled by total payments in 2008 of $145,000 (CDN) and the issuance of 30,000 common shares valued at issue date at approximately $60,000. The Company recorded a recovery on final settlement with the University of Toronto of $76,037.

Strategic Solutions was on contract for a base monthly amount of $45,600 until December 2008 and was paid for additional work completed above and beyond the agreed upon base level of contract work. The Company continued to use Strategic Solutions on a month to month basis in 2009 but has ceased these arrangements in mid-year.

The payments to BAE are with respect to foundry services provided in the BAE facilities.

The work performed by GCS relates to the prototype development work completed in the GCS foundry in 2008 - 2009.

Travel related expenses compare as follows ($000):

		2009	2008	2007
1)	Airfare	84	170	68
2)	Hotel	54	94	21
3)	Meals	51	95	25
4)	Transportation	34	36	19
5)	Other	1	3	8
		224	398	141

Travel related costs have decreased in 2009 as the Company has made a concerted effort to reduce these expenses. Previously in 2007-2008, the Company’s CTO also reported travel costs.

C)  Unaudited Quarterly Financial Information

Three months ended	Interest and		Loss in	Loss per
(unaudited)	other income	Expenses	period	share
	$	$	$	$
January 31, 2007	2,166	846,932	(844,766)	(0.01)
April 30, 2007	420	1,327,007	(1,326,587)	(0.02)
July 31, 2007	-	660,675	(660,675)	(0.01)
October 31, 2007	-	1,328,604	(1,328,604)	(0.02)
January 31, 2008	1,493	721,548	(720,055)	(0.01)
April 30, 2008	2,988	1,183,096	(1,180,108)	(0.02)
July 31, 2008	3,258	1,283,401	(1,280,143)	(0.02)
October 31, 2008	4,023	2,240,442	(2,236,419)	(0.03)
January 31, 2009	5,637	1,589,266	(1,583,629)	(0.02)
April 30, 2009	536	1,273,986	(1,273,450)	(0.02)
July 31, 2009	113	1,522,071	(1,521,958)	(0.02)
October 31, 2009	81,762	13,664	68,098	-

Refer also to Tables 1 and 2 for summarized quarterly information.

A comparison of the quarterly expenses reported for the quarter ending October 31, 2007 – 2009 is as below:

	2009	2008	2007
General and administrative:
Investor relations	20	78	28
Reserve, doubtful accounts	49	88	-
Insurance	17	12	10
Telephone	11	20	8
Listing fees	-	7	7
Rent	13	13	14
All others	(24)	10	181
	86	228	248

Professional, other fees and salaries:
Audit and related services	106	119	54
Legal - patent	(121)	67	56
Legal - other	27	121	(12)
DAL	-	107	46
President, MAST	14	40	30
Salaries and benefits	118	98	17
Management fees	106	421	496
Other	(97)	54	-
	153	1,027	687
Stock compensation expense	912	891	138
	1,065	1,918	825

Research:
Strategic Solutions	(194)	218	145
BAE	(400)	255	-
GCS	(204)	24	19
Nano Opto	(405)	-	-
J.Wise	(87)	-	-
Dreifus	82	-	-
Other	(6)	4	222
	(1,214)	501	386

Travel:
Airfare	20	48	26
Hotel	16	28	9
Meals	22	19	8
Transportation	10	10	8
	68	105	51

In Q4 2009 the Company capitalized the development costs incurred during the 2009 fiscal year as it met the criteria for capitalization under Canadian GAAP. The Company has not restated the unaudited quarterly financial statements for Q1, Q2 and Q3 to reflect this change by quarter.

In Q4 2009 the Company terminated the contract that it had with IRG for investor relation services and accordingly, incurred less expenses in 2009 than in the previous year.

The reserve for doubtful accounts relates to costs that the Company has rebilled to related companies which outstanding balances as of the year-end are reserved due to uncertainty of collection.

In Q4 2008 the Company incurred significant costs with respect to the SOX-related claims filed by the Company’s previous CTO, which claims were ultimately dismissed.

Professional fees to DAL in 2008 relate to expenses with respect to a company controlled by a former director of the Company. In 2009, the costs related thereto have been reported as research and development expenses.

The management fees in Q4 2008 include the incentive compensation for the Chairman under the terms of his contract, there was no equivalent expense reported in 2009.

5. LIQUIDITY AND CAPITAL RESOURCES

Liquidity:

Table 3 provides a summary of the financing that was raised during the 2007-2009 fiscal years.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our technologies. As at October 31, 2009, our working capital deficiency was $650,044 (2008: $338,079).

We currently have no lines of credit in place, we must obtain financing from new investors or from investors who currently hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants is provided in Table 4.

Capital Resources:

We have no commitments for capital expenditures as of October 31, 2009.

6. RISKS AND UNCERTAINTIES OVERVIEW

There are a number of material risks which may individually or in the aggregate effect the long-term commercial success of the Company, both known and unknown. An investment in the Company should be considered highly speculative due to the nature of the Company’s activities and its current stage of development:

Stage of Development of Technology:

The Company has made significant strides in developing its prototype products over the past year in its attempt to commercialize its products with its various strategic development partners. Nonetheless, the Company at this stage has not completed such efforts to the point that it has product available for sale and their remains uncertainties as to the Company’s ultimate ability to complete the development of a product that is saleable.

Customers’ Willingness to Purchase:

We have entered into multiple joint development agreements whereby our prototype products are being subjected to rigorous testing by our partners. We have not as yet received unequivocal and firm purchase orders for our product. Some of the joint development partners that we are dealing with are private companies and there is a potential risk of those companies having to secure all of their requisite financing to support their orders and their working capital requirement.

Patent Portfolio:

The Company has spent a considerable amount of time, effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. However, given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged, that our patent pending files may not ultimately be granted full patent status. While we continue to make specific efforts to broaden our IP claims, this is an ongoing process and requires continued effort and vigilance. The Company does not have extensive in-house resources so as to manage its IP portfolio in this environment and relies heavily on its patent attorneys for these services.

Financing:

The Company has successfully raised a considerable amount of funding over the past several years to continue to support its development initiatives and fund the Company’s corporate structure and overheads. The financing environment for early stage technology companies remains challenging and there is no certainty that the Company will be able to continue to raise financing as it has in the past to continue to support its business initiatives.

Competitors:

The Company is subject to competition from other larger entities who have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one of these individuals were unavailable, the Company could encounter difficult transition processes.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. The Company has not hedged its foreign currency exposure, which has not been significant to date. In future, foreign currency fluctuations could present a risk to the business.

7. CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements and should be read in conjunction with management’s discussion of the Company’s critical accounting policies and estimates as set forth below.

Canadian GAAP:

Our financial statements are prepared in conformity with Canadian GAAP which requires our management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conform in all material with respect to U.S. GAAP except for the accounting for development expenditures reported in the fiscal year ended October 31, 2009 and for the allocation of proceeds received using the relative fair value method of accounting for Unit private placement for the fiscal years through October 31, 2008.

Under U.S. GAAP, development expenditures are expensed as incurred. In 2009, the Company has capitalized approximately $2.0 million of development costs in accordance with Canadian GAAP.

In the year ended October 31, 2009, the Company changed the estimates that it used to value the common shares and the warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option-pricing model. Under U.S. GAAP, using standards which are analogous, the valuation of the shares and warrants are determined using this relative fair value approach. There is no change in aggregate shareholders equity reported.

Foreign Currency Translation:

Accounts recorded in foreign currency have been converted to United States dollars as follows: Monetary current assets and current liabilities, at the prevailing exchange rates at the end of the year; non-monetary assets at historical rates; revenues and expenses are translated at the 3 month average exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and, gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Research and Development Expenses:

Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use.

Patents:

Patents are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow. Until October 31, 2008, the Company expensed all current expenditures for patent-related activities. In the fiscal year ended October 31, 2009, Company determined that it met the criteria for capitalizing patent-related costs incurred during the current fiscal year. Amortization expenses recorded on a straight line basis over the estimated useful life of 10 years.

Stock-Based Compensation:

Stock-based compensation is recognized using the fair value method. Under this method, the Black Scholes option-pricing model is used to determine periodic stock option expense. Any compensatory benefit recorded is recognized initially as deferred share compensation in the consolidated statements of shareholders’ equity and then charged against income over the contractual or vesting period.

As stock options are exercised, the Company records a charge to contributed surplus and a credit to share capital. The amount reported in each case is based on the original expense recorded when the related options were granted.

Unit Private Placements:

Until October 31, 2008, the Company had applied the residual value approach in accounting for the value assigned to the common shares and the warrants which it made available in the number of Unit private placement financings. Under this residual value approach, the Company assigned 100% of the proceeds from the Unit private placement to the common shares and a nil value to the attached warrants. In the year ended October 31, 2009, the Company started to estimate the value of the common shares and the warrants included in the Unit private placement financings which it completed in the fiscal year using the relative fair value approach. It assigned a value to the warrants which formed part of these Unit Private placements, calculated in accordance with the Black Scholes option-pricing model.

Income Taxes:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled. To the extent that it is estimated that a future income tax asset will not be realized, a valuation allowance is provided.

8. RECENT CANADIAN ACCOUTING POLICIES NOT YET ADOPTED

a.	Business Combinations:

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. In addition, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements, while section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to business combination.

These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Company is currently evaluating the new section to determine the potential impact on its consolidated financial statements.

b.	International Financial Reporting Standards (IFRS):

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April, 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2011, and of the opening balance sheet as at November 1, 2010. The AcSB proposes that CICA Handbook Section, Accounting Changes, paragraph 1506.30, which would require an entity to disclose information relating to a new primary source of GAAP that has been issued but is not yet effective and that the entity has not applied, not be applied with respect to the IFRS Omnibus Exposure Draft. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

9. FINANCIAL INSTRUMENTS

It is management's opinion that the Company is not exposed to significant interest rate and credit risks arising from financial instruments and that the fair value of financial instruments approximates the carrying value.

Fair values: The Company's financial instruments include: cash and cash equivalents, other receivable and accounts payable and accrued liabilities, the fair values of which approximate their carrying values due to their short-term maturity.

Credit risk: Financial instruments, which subject the Company to potential credit risk, consist of other receivable. The Company does not require collateral or other security for accounts receivable. The Company estimates its provision for uncollectible amounts based on an analysis of the specific amount and the debtor's payment history and prospects.

Foreign exchange: The Company completes transactions denominated in Canadian and in United States dollars and, as such, is exposed to fluctuations in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

10. COMMITMENTS AND CONTINGENCIES

Technology Development Agreement with Estancia:

To the extent that the Company generates revenue in future relating directly and specifically to the Vemram patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parities and 32% of any unit royalties realized less direct expenses. To date no revenues have been generated. We have discontinued the development of this technology after 2002.

Operating Leases:

We have operating lease commitments which expire in 2010 with respect to our head office. The future annual minimum lease payments are approximately $113,000.

Legal Matters:

There are currently no outstanding legal matters to which the Company is a party. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by-laws. We maintain insurance policies that may provide coverage against certain claims.

The Company resolved the matter in its favor with our ex CTO, Cynthia Kuper, in November 2008. Ms. Kuper has fully retracted her previous allegations made against the Company and the matter has been dismissed by OSHA with prejudice to Ms. Kuper.

Royalties:

The Company has obligations under the terms of the License Agreement signed with University of Toronto in June 2005. The total obligation could be $1 million tied to future product revenues. To date no royalty obligations have been incurred, as the Company has not generated any revenues.

Senior Management:

In 2005, we entered into an employment agreement with the Chairman of the Board of Directors, Salvatore Fuda (the "Chairman"), for a period from January 1, 2005 through December 31, 2009, which contract has been extended to December 31, 2010. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as at December 31, 2005 and subject to a minimum annual compensation amount of $150,000 Canadian funds ($138,645 U.S. funds at year-end exchange rates). At our option, we can pay cash or issue common shares as compensation providing that the cumulative maximum shares that we can issue under the agreement is two million common shares. Under this contract, the 2009 expense as reported was $129,149 as compared to $416,171 in 2008.

In May 2008, the Company entered into employment agreements with the President, the Chief Financial Officer and the President of the Company’s subsidiary, MAST Inc. These agreements stipulate remaining obligations as below:

	Term	Remaining Obligation
President	6 months	$76,000 Canadian Funds
Chief Financial Officer	6 months	$75,000 Canadian Funds
President – MAST	19 months	$323,000

Short-Term Contracts:

The Company has entered into short-term consulting contracts as follows:

a.	Strategic Solutions, a U.S.-based engineering consulting firm, whereby it has committed to monthly payments of approximately $46,000; this contract expired in December 2008.

b.

DAL, a U.S.-based design/consulting firm (whose major shareholder is a director of the Company) whereby it has committed to monthly payments of approximately $38,000; this contract expired in December 2008. DAL continues to invoice the Company for services rendered on a project-by-project basis.

Supplier Commitments:

In 2008, the Company entered into an agreement with BAE, a supplier that provides industrial foundry services whereby the Company has committed to pay up to $1 million for production services to be provided through April 2009. The Company paid $370,000 to this supplier in 2008, and an additional $400,000 in 2009 under the terms of this agreement. No additional expenditure under the terms of this agreement are currently contemplated.

In July 2009, the Company executed a purchase order for approximately $1 million of services to be provided by a supplier between July 2009 – April 2010. At October 31, 2009, the Company has paid a total of $131,000 to this supplier and reflects $274,000 in outstanding accounts payable in respect of these working arrangements.

11. DISCLOSURE CONTROLS / INTERNAL CONTROLS

In the fiscal year ending October 31, 2008, the Company was classified as an accelerated filer and accordingly was required to complete its initial audit on its internal controls under the requirements of the Sarbanes Oxley legislation. The report that was completed at that time cited three material weaknesses in the Company’s system of internal controls and reporting systems. These have been previously reported. In each case, we reviewed the recommendations made to remedy the material weaknesses and provided our response as to the compensating controls that existed as well as management’s plan to remedy these material weaknesses in 2009.

In 2009, we devoted internal resources to the documentation and testing of the Company’s internal controls. This process was completed over a six month period through October 2009.

In Appendix 1 we have presented the commentary that we have included in our 20-F report filed with the SEC in accordance with the Sarbanes Oxley legislation. In summary, we have achieved improvements in our internal control procedures during the 2009 fiscal year. The Company identified a material weakness in certain of its procedures to effect the timely and complete close of its year-end financial statements. A series of journal entries over the course of the audit were posted to finalize the financial statements. We have adapted procedures to remedy this material weakness in 2010.

Management and the Board of Directors, primarily through the audit committee, have instituted rigorous review procedures on all of our periodic filings. We have established a disclosure committee consisting of outside directors (Messrs. Larry Blue and David Sharpless) and our Chief Information Officer (Jason Baun). A charter for the disclosure committee and a policy has been developed and has been ratified by our Board of Directors. We engage legal counsel and our external investor relations consultants, to provide guidance, commentary on all of our press releases.

Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

12. OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

13. TRANSACTIONS WITH RELATED PARTIES

The Company reports the following related party transactions:

1)	Compensation paid:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2007-2009 is as follows (refer also to section XIII):

	Cash Compensation	Stock Option Expense
2009	$ 625,576	$ 407,040
2008	$ 825,748	$ 637,835
2007	$ 309,232	$ 105,000

2)	Cost sharing agreements:

In the normal course of business, the Company has entered into cost sharing arrangements with companies with respect to which certain senior officers and directors of the Company exercise significant influence. These entities share space with the Company and these cost sharing agreements are with respect to office overhead expenses. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expense reported by the Company in these expense categories is summarized as follows:

	Rent	Salaries	Other	Total
2009	$17,177	$289,897	$11,541	$318,615
2008	30,000	242,000	1,000	273,000
2007	20,000	121,000	3,000	144,000

In 2009 the gross amount of these expenses was $425,560 and the Company rebilled $106,945 of these costs to these related companies. At October 31, 2009 the Company reports $157,774 of balances due from such parties for these expenses and has reserved $140,674 due to uncertainty of collection.

3)	Accounts receivable, payable and accruals:

At October 31, 2009 the Company reports the following accounts receivable and payable balances with related parties:

●	Net receivable from related companies re cost sharing of overhead expenses:	$17,100
●	Advances to Officers of the Company	$34,512
●	Payable to Company's Chairman under terms of employment contract:	$138,645

14. SHARE CAPITAL

At October 31, 2009 the Company reports 89,383,003 common shares outstanding (2008: 82,936,667). Additionally, the Company has 10,022,199 stock options outstanding with a weighted average exercise price of $.89 per share (2008: 10,930,000 options outstanding with a weighted average exercise price of $.85 per share) and a total of 3,416,865 outstanding warrants to acquire common shares with a weighted average exercise price of $.82 per share (2008: 637,128 outstanding warrants with a weighted average exercise price of $1.04 per share).

15. MANAGEMENT AND BOARD

Our management team and directors, along with their 2009 remuneration is presented as below:

		2009 remuneration
Individual	Position	Cash	Options	Total
Salvatore Fuda (1)	Chairman, Director	129,149	101,760	230,909
Joseph Fuda (2)	President, Director	160,266	101,760	262,026
Henry Dreifus (3)	Director	351,096	-	351,096
Steven Van Fleet (4)	President, MAST Inc., Director	181,375	101,760	283,135
David Sharpless	Director	-	74,624	74,624
Andrew Brandt	Director	-	74,624	74,624
Oliver Nepomuceno	Director	-	67,840	67,840
Larry Blue	Director	-	74,624	74,624
Dan Amadori (2)	CFO	154,785	101,760	256,545

(1)	contract extends to December, 2010
(2)	contract extends to May 2010
(3)	Stepped down as a director in June 2009; compensation reported represents fees paid to DAL Associates.
(4)	contract extends to May 2011

16. SUBSEQUENT EVENTS

The following subsequent events are noted as of February 17, 2010:

a)

The Company raised an additional $1,243,045 through Unit private placements and issued 2,448,720 Units. Each Unit consists of one common share and one share purchase warrant. Of this total, the Chairman of the Company subscribed for 341,000 Units at a Unit price of $0.44 per Unit and the Company realized proceeds of $150,000.

b)

The Company extended by 12 months to November 2010, the expiry date on 100,000 common stock options held by an independent director. The exercise price of the options remained at $0.60 per share, approximating the market price on the extension date.

**********

APPENDIX 1

MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FISCAL YEAR ENDED OCTOBER 31, 2009
PREPARED AS OF FEBRUARY 17, 2010

DISCLOSURE CONTROLS / INTERNAL CONTROLS

The following represents the disclosures that have been included as part of our 20-F report, Item 15 as of our fiscal year ended October 31, 2009:

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the “Exchange Act”) as of October 31, 2009. Based on management's evaluation in 2009, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2009, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Micromem’s Board of Directors and executive management are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem’s internal control over financial reporting as of October 31, 2009. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2009, our internal control over financial reporting was not fully effective with respect to its procedures to effect the timely and complete close of its year-end financial statements which resulted in a series of journal entries posted to finalize the financial statements over the course of our year-end audit.

The Attestation Report dated February 17, 2010 submitted by the independent accountants cited one material weakness. The Report is set forth in “Item 17 – Financial Statements” and this is discussed below along with management’s comments on compensatory procedures that it has in plan to mitigate the risks associated with this material weakness:

Material Weakness:

In 2009, the Company identified a material weakness in certain of its procedures to affect the timely and complete close of its year-end financial statements. A series of journal entries over the course of the audit were posted to finalize the financial statements.

Management’s Response:

a)

The Company’s Audit Committee met on a regular basis during the 2009 fiscal year and met at each quarter-end for the purpose of approving the quarterly financial statements. In each case, the quarterly financial statements were reviewed in light of the Company’s current business initiatives and in accordance with required US & Canadian generally accepted accounting principles. Management acknowledges that a more rigorous assessment and process of determining and evaluating required adjustments on a quarterly basis is required, perhaps in conjunction with our external accountants, to ensure that any potential adjustments are addressed on a timely basis.

Management’s Conclusions:

a)	Management acknowledges the material weakness cited by our auditors in conducting their year-end audit work.

b)

Management will formalize the procedures and controls required as part of our quarterly and annual reporting process to ensure that procedures to effect the timely and complete close of our financial statements.

2008 Report:

For the fiscal year ended October 31, 2008, the Attestation Report submitted by the independent accountants cited three material weaknesses.

Management has addressed and remedied these material weaknesses through changes to its procedures and controls in 2009 such that these do not remain as material weaknesses as of October 31, 2009. The material weaknesses cited in the 2008 Attestation Report and the procedures which management adopted in 2009 are discussed below:

i.

In 2008, the Company did not have a formal schedule of authority for approval of various expenditures based on the nature of the transaction. Our independent accountants suggested that we create a formal schedule of authority providing financial and non-financial limits and listing all individuals of authority to approve the transactions in contract management, travel and entertainment, purchases, payables, payments, investments, cash management and sales receipts and receivables. In 2009, we assigned individuals on our staff to address all of these issues, we made a number of changes in our authorities schedule and senior management played a more proactive role in reviewing and approving these transactions.

ii.

In 2008, the second material weakness cited was that there was inadequate segregation of duties in the travel and entertainment payment cycle, in the payables, purchases and cash cycles and in the approval of related party cross- charges for common overheads. The recommendations were that there should be more effective segregation of the duties relating to the handling of cheques, posting of payments and posting of invoices. In 2009, management did develop a more formalized travel and entertainment policy and we have reallocated certain job responsibilities within the accounting and office staff so as to realize better segregation of duties, while acknowledging the limitations of our ability to effect full segregation of duties given our small staff complement.

iii.

In 2008, the Company identified as a material weakness its procedures to effect the timely and complete close of its year-end financial statements prior to commencement of the year-end external audit. A series of journal entries over the course of the audit were posted to finalize the financial statements. The risk cited was that there could be reporting errors that could be undetected by management. In 2009, senior management, working with the accounting staff, conducted more extensive and in-depth reviews of our reporting package on a quarterly basis and conducted a more extensive review of our year-end internal reporting package prior to commencement of the audit. During the audit of our financial statements at October 31, 2009, this issue remained as a material weakness as described above.

Table 1
Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2009

Fiscal year ending	Interest and other		Loss per share (basic
October 31	income	Net Loss	and fully diluted)
2009	88,047	(4,310,939)	(0.05)
2008	11,762	(5,416,725)	(0.07)
2007	2,586	(2,811,378)	(0.04)

Quarter ending
October 31, 2009	81,762	52,936	-
July 31, 2009	113	(1,521,958)	(0.02)
April 30, 2009	536	(1,273,450)	(0.02)
January 31, 2009	5,637	(1,583,629)	(0.02)
October 31, 2008	4,023	(2,236,419)	(0.03)
July 31, 2008	3,258	(1,280,143)	(0.02)
April 30, 2008	2,988	(1,180,108)	(0.02)
January 31, 2008	1,493	(720,055)	(0.01)
October 31, 2007	-	(1,328,604)	(0.02)
July 31, 2007	-	(660,675)	(0.01)
April 30, 2007	420	(1,326,587)	(0.02)
January 31, 2007	2,166	(844,766)	(0.01)

Table 2
Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2009

Selected Balance Sheet Information (all amounts in United States dollars)

		Capital
Fiscal year ending	Working capital	asssets at	Other		Shareholders
October 31	(deficiency)	NBV	Assets	Total Assets	equity (deficit)

2009	(650,044)	24,422	2,148,461	2,562,479	1,522,839
2008	(338,079)	26,321	-	630,467	(311,759)
2007	(1,531,855)	-	-	329,232	(1,531,855)

Quarter ending
October 31, 2009	(650,044)	24,422	2,148,461	2,562,479	1,522,839
July 31, 2009	228,263	26,943	-	988,360	255,206
April 30, 2009	(138,550)	29,359	-	491,051	(109,191)
January 31, 2009	(697,379)	28,927	-	509,567	(668,452)
October 31, 2008	(338,079)	26,321	-	630,467	(311,759)
July 31, 2008	726,529	27,868	-	1,569,288	754,397
April 30, 3008	209,329	8,857	-	1,066,373	218,186
January 31, 2008	(1,728,948)	-	-	214,854	(1,728,948)
October 31, 2007	(1,531,855)	-	-	329,232	(1,531,855)
July 31, 2007	(964,838)	-	-	88,331	(964,837)
April 30, 2007	(477,651)	-	-	273,695	(477,651)
January 31, 2007	(451,689)	-	-	299,877	(451,689)

Table 3
Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2009

Summary of financing raised by Company

Date of financing		2006			2007

	Shares	Price / share	$	Shares	Price / share	$
Exercise of options
January 2006	150,000	0.30	45,000
Feb.-March 2006	1,600,000	0.30	480,000
May-July 2006	1,100,000	0.30	329,980
Aug.-Oct. 2006	700,000	0.30	210,000
January 2007				1,000,000	0.30	300,000
March 2007				600,000	0.30	180,000
September 2007				100,000	0.72	72,000
Exercise of warrants
June 2006	771,850	0.63	485,548
April 2007				417,500	0.40	167,000
July 2007				60,000	0.40	24,000
Private placements
May 2006	150,000	0.50	75,000
October 2007				1,577,368	0.45	716,230
	4,471,850		1,625,528	3,754,868		1,459,230

		2008			2009
	Shares	Price / share	$	Shares	Price / share	$
Exercise of options
April 2008	1,370,000	0.70	964,500
July 2008	45,000	0.62	28,000
October 2008	25,000	0.72	18,000
January 2009				32,801	0.74	24,417
April 2009				631,000	0.64	403,500
July 2009				889,000	0.57	504,500
August 2009				100,000	0.60	60,000
Exercise of warrants
April 2008	83,500	0.40	33,400
July 2008	1,667,818	0.40	667,127
October 2008	1,920,000	0.41	793,000
July 2009				200,000	1.17	234,000
Private placements
January 2008	1,003,900	0.49	493,685
April 2008	2,450,508	0.68	1,673,752
July 2008	285,000	1.29	368,750
October 2008	412,888	1.07	443,844
January 2009				336,053	0.58	194,465
April 2009				2,777,878	0.58	1,620,397
July 2009				779,604	0.98	763,980
August 2009				500,000	0.76	380,000
	9,263,614		5,484,058	6,246,336		4,185,259

		Table 4
Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2009

Outstanding options	Strike price	Expiry date

350,000	0.36	04/17/12
315,000	0.60	10/25/12
50,000	0.63	12/02/10
1,927,199	0.72	05/27/10
4,290,000	0.80	07/06/11
1,345,000	1.00	08/25/14
325,000	1.01	03/03/13
20,000	1.12	03/10/13
1,400,000	1.50	08/28/13
10,022,199	0.89

Total proceeds if all options exercised:		$ 8,961,733

Outstanding Warrants

1,153,846	0.70	02/11/10
1,333,334	0.75	04/06/10
429,685	1.20	05/14/10
500,000	0.95	08/25/10
3,416,865	0.82

Total proceeds if all warrants exercised:		$ 2,798,315